Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200
VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

May 26, 2021

RE:    Compass Minerals International, Inc.
    Form 10-K for the fiscal year ended December 31, 2020
    Filed February 26, 2021
    File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 21, 2021, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K (our “Form 10-K”) for the fiscal year ended December 31, 2020, filed February 26, 2021. Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
1.Please discuss and analyze your financial condition and changes in your financial condition. Specifically, discuss and analyze material changes to your balance sheet, including your increase in inventories as sales declined and discuss material events and uncertainties that may impact your future financial condition. Refer to Item 303(a) of Regulation S-K.

Response: In the course of preparing our Form 10-K, we considered Item 303(a) of Regulation S-K and the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Interpretive Release No. 33-8350). The Management’s Discussion and Analysis (“MD&A”) section of our Form 10-K describes the various factors that have a material impact on our business and financial condition. The material changes to our financial condition from December 31, 2019 to December 31, 2020 included changes to our receivables and inventories. Both of these changes primarily are a result of lower Salt segment sales volumes during the fourth quarter of 2020 when compared to the fourth

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quarter of 2019. As discussed on pages 46 and 52 of our Form 10-K, a significant portion of our sales and cash flows are seasonal and a significant portion of our Salt segment sales and cash flows typically occur in the first and fourth quarters. We also explain on page 46 of our Form 10-K that due to the seasonality of our deicing salt business, we have experienced large changes in our working capital requirements from quarter to quarter and our working capital requirements are typically highest in the fourth quarter and lower in the second quarter. As a result, our Salt segment inventory and accounts receivable balances at December 31 in any year primarily depend on the severity and number of winter weather events in the fourth quarter. We disclose that mild weather in North America and the U.K. in 2020 as compared to 2019 led to a decrease in our Salt segment’s highway deicing sales on page 43 of our Form 10-K and discussed that our 2020 results were unfavorably impacted by mild winter in the markets we serve. When Salt segment sales are lower in the fourth quarter, accounts receivable and inventories are typically lower and higher, respectively. The combined total of these two items at December 31, 2020 were not materially different from the prior year.

Consistent with Interpretive Release No. 33-8350, we considered the impact of prices and volumes on our financial condition and the resulting disclosure provides important context to the effects of material changes during the period presented. We believe that the relative changes in accounts receivable and inventories are apparent from other disclosures related to lower Salt segment sales volumes within the MD&A section of our Form 10-K and did not warrant further discussion.

We believe that the disclosure in the MD&A section of our Form 10-K complied with the requirements of Item 303(a). In future filings, we will continue to be mindful of the requirements of Item 303(a) and will continue to quantify the causes of increases or decreases in sales and operating earnings where material to an investors’ understanding of our results.

Investments, Liquidity, and Capital Resources, page 45
2.Disclose your planned capital expenditure for 2021 so that an investor is aware of the estimated cash outlay. Please also disclose any trends or significant fluctuations for each type of capital expenditure. Refer to Item 303 of Regulation S-K.

Response: We expect our capital expenditures for 2021 to be between $95 million and $100 million, which is not materially different from average capital expenditure levels for the years ended December 31, 2020, 2019 and 2018 as presented in our Consolidated Statements of Cash Flows. During the last three years, our capital expenditures have consisted primarily of routine maintenance of business expenditures. The expectation for capital expenditures in 2021 is approximately 13% above our 2020 capital expenditures levels, with the majority of this difference in expenditures being for routine maintenance of business expenditures. We will include the current year capital expenditure expectation in our periodic filings, beginning with our Form 10-Q for the quarter ended March 31, 2021, filed May 7, 2021. In addition, in future

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Division of Corporation Finance

filings, we will also identify any large planned capital expenditures that are not related to maintenance of business expenditures.

Financial Statements
j. Property, Plant and Equipment, page 64
3.You disclose on page 21 that the Brazilian government ratified the United Nations Minamata Convention on Mercury. Provide us with your analysis of your asset retirement obligation related to the environmental remediation, decommissioning or retirement of your Igarassu facility in Brazil. Please also provide us with your analysis of your asset retirement obligations at your other properties and how you assessed materiality for your asset retirement obligations. Refer to ASC 410.

Response: Although Brazil is a party to the United Nations’ Minamata Convention (the “Minamata Convention”), to date, Brazil has not adopted implementing laws, rules or regulations regarding the decommissioning or retirement of chlor-alkali facilities. While the Minamata Convention requires that participating countries phase out chlor-alkali production using mercury cell technology by 2025, parties to the Minamata Convention are able to apply for two five-year exemptions from the Minamata Convention, which could delay implementation of those requirements until 2035. As we have described in each Form 10-K since our Form 10-K for the year ended December 31, 2017, we currently manufacture chlorine using a chlor-alkali process at our Igarassu facility in Brazil; our Igarassu facility could be impacted as the Brazil government adopts regulations limiting the use of mercury pursuant to the Minamata Convention’s requirements; we cannot predict the timing, extent or content of the final regulations related to the Minamata Convention, or their ultimate cost to, or impact on us; and we are also investing in non-mercury cell technology at the Igarassu facility. ASC 410-20-55-1 does not permit an entity to forecast changes in the law or changes in the interpretation of existing laws and regulations. We cannot estimate the fair value of any potential asset retirement obligation that may occur because there is currently no legal requirement regarding decommissioning or retirement of chlor-alkali facilities in Brazil, and we cannot predict whether or to what extent any new Brazilian laws or regulations will be enacted. Therefore, in accordance with ASC 410-20-55-1 and ASC 410-20-25-4, we have not recorded an asset retirement obligation related to the environmental remediation, decommissioning or retirement of our Igarassu facility at this time.

With respect to our other production facilities, our asset retirement obligations primarily arise under our mining permits or by agreement, which set forth whether we have a legal obligation to perform asset retirement activities. The asset retirement obligations, if any, vary from facility to facility and generally require us to perform decommissioning and/or reclamation activities, such as building and equipment removal, sealing shafts and wells and revegetating land.

We accrue an asset retirement obligation at the time a legal asset retirement obligation is established. However, because our production facilities have access to vast mineral deposits and we estimate the recoverable mineral reserves to last at least several more decades at current

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production rates, our more significant decommissioning and reclamation activities are not expected to occur for several decades. Consequently, our asset retirement obligations as of December 31, 2020 are not material.

4.You disclose in your fourth quarter earnings release on February 16, 2021, that you initiated a strategic separation of the South American assets into two businesses, chemicals and specialty plant nutrition, with the intention of enabling a targeted and efficient sales process. Please tell us the following:

•When you initially committed to a plan to sell the South American assets;
•Whether you evaluated the carrying value of the asset groups that comprise the South American businesses for recoverability during the fourth quarter of fiscal 2020. Refer to ASC 360-10-35-21 (f); and
•How you reached the conclusion that these assets should not be classified as held-for-sale as of December 31, 2020 pursuant to the guidance in ASC 360-10-45-9.

Response: (a) During 2020, we initiated an evaluation of the strategic fit of certain of our businesses, including our former Plant Nutrition South America segment. The process could have resulted in several different outcomes including retaining ownership of the businesses. Because, as discussed below, as of December 31, 2020, that evaluation had not been completed, no decision had been made to sell any of the businesses and we did not believe it was probable that the sales would occur within one year, we concluded that pursuant to the guidance in ASC 360-10-45-9, none of the businesses under evaluation should be classified as held-for-sale as of December 31, 2020. On February 16, 2021, we announced our plan to restructure our former Plant Nutrition South America segment to enable targeted and separate sales processes for each portion of the former segment, consisting of our chemicals and specialty plant nutrition businesses, along with our equity method investment in Fermavi Eletroquímica Ltda. (“Fermavi”). The sale of any of these businesses require Board of Director approval under our delegation of authority policy.

On March 16, 2021, our Board of Directors approved a single plan to sell our South America chemicals and specialty plant nutrition businesses, investment in Fermavi and North America micronutrient product business (collectively, the “Specialty Businesses”) with the goal of reducing our leverage and enabling increased focus on optimizing our core businesses. We determined at this time, on March 16, 2021, that we had committed to a plan to sell the Specialty Businesses, as approval from our Board of Directors was necessary to proceed with the sale of each or all of the Specialty Businesses.

(b) As mentioned above, we were in the process of evaluating the strategic fit of certain of our businesses during 2020. As of December 31, 2020, because that evaluation was not complete, we did not believe that it was more likely than not that the businesses would be sold before their previously estimated useful lives as outlined in ASC 360-10-35-21(f).

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Division of Corporation Finance

We had just completed our annual impairment test as of October 1, 2020 and did not believe there was any impairment indicator which would have required an additional impairment test, as discussed in the Management’s Discussion of Critical Accounting Policies and Estimates section on page 50 of our Form 10-K. However, during the first quarter of 2021, when our Board of Directors approved the plan to dispose of the Specialty Businesses, we performed an evaluation for recoverability of the Specialty Businesses’ carrying values at March 16, 2021. Consequently, an impairment related to our South America specialty plant nutrition and chemical businesses, primarily resulting from foreign exchange losses that had accumulated in accumulated other comprehensive loss, was recorded in the first quarter of 2021 once we had committed to the plan to sell the Specialty Businesses.

(c) There are six criteria outlined in ASC 360-10-45-9 that all need to be met to be classified as assets held for sale, including:

•ASC 360-10-45-9(a) Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
•ASC 360-10-45-9(d) The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. (See Example 8 [paragraph 360-10-55-43], which illustrates when that criterion would be met.) The term probable refers to a future sale that is likely to occur.

In order to meet the held for sale criteria in ASC 360-10-45-9(a) we needed to receive approval from our Board of Directors to sell the Specialty Businesses, which did not occur until March 16, 2021. Additionally, the criteria in ASC 360-10-45-9(d) related to the sale being probable of completion within one year was not met as of December 31, 2020 as no final decisions had yet been made related to the fit of these businesses in our overall strategy. We entered into definitive agreements to sell the South America specialty plant nutrition business and a component of the North America micronutrients business on March 23, 2021 and April 7, 2021, respectively. The North America micronutrient business sale closed in early May 2021 and the South America specialty plant nutrition business sale is expected to close in the third quarter of 2021. The sale of the remainder of the disposal group, including our South America chemicals business and Fermavi business, is expected to be completed within the next twelve months as of March 31, 2021 as we are actively seeking buyers for these businesses. We determined that the Specialty Businesses met the criteria to be classified as assets held for sale upon receiving Board of Director approval on March 16, 2021, at which time all other assets held for sale criteria in ASC 360-10-45-9, were also met.

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Division of Corporation Finance

Note 2. Summary of Significant Accounting Policies
g. Accounts Receivable and Allowance for Doubtful Account, page 64
5.You disclose in a risk factor on page 25 that you extend trade credit to customers in the U.S. and throughout the world, in some cases for extended periods of time. In Brazil, where there are fewer third-party financing sources available to farmers, you also have several programs under which you guarantee customers’ financing from financial institutions that they use to purchase your products. You also disclose that "If these customers are unable to repay the trade credit from us or financing from their financial institutions, the results of our operations could be adversely affected." Please tell us the following:
•The amount of trade credit you granted for extended periods of time;
•The amount of guaranteed customer financing from financial institutions used to purchase your products in Brazil; and
•The amount of credit losses from these programs.

Response: (a) In North America, our customers are generally given 30 day payment terms although the normal payment terms for certain larger distributorships can be 90 days. Additionally, we may provide temporary extended payment terms for seasonal products. These temporary extensions generally allow payment terms from 60 to 120 days. In North America, accounts receivable as of December 31, 2020 and 2019 totaling $52.0 million and $59.0 million, respectively, were outstanding with payment terms in excess of 30 days.

In South America, where a larger portion of our specialty plant nutrition business is conducted directly with large growers, we will offer payment terms that coincide with the harvest. These terms, on average, range from 165 to 180 days but may also extend up to 220 days for sales of products to support certain crops. As of December 31, 2020 and 2019, accounts receivable totaling $95.3 million and $92.8 million, respectively, were outstanding with these extended payment terms.

(b) From time to time, prior to 2019, our South America specialty plant nutrition business has guaranteed our customer’s bank debt used to pay us for purchasing our products. The Company has not sold any products under these arrangements since 2018, and therefore there were no guarantees of customer bank debt outstanding as of December 31, 2020 or 2019.

(c) In North America, we did not incur any credit losses related to accounts receivable with payment terms in excess of 30 days during the years ended December 31, 2020, 2019 or 2018.

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Division of Corporation Finance

Likewise, the Company has not incurred any credit losses in South America resulting from the guarantee of customer bank debt during the years ended December 31, 2020, 2019 and 2018. The amount of credit losses recognized related to our harvest terms totaled $0.8 million, $1.2 million and $0.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. The total expense related to all credit losses for our South America businesses totaled $1.0 million, $1.4 million and $1.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company’s total consolidated credit losses during the years ended December 31, 2020, 2019 and 2018 for all businesses were $2.4 million, $2.1 million and $2.0 million, respectively, which the Company does not believe is material to its Consolidated Balance Sheets, Results of Operations or Consolidated Statements of Cash Flows.

Note 5. Inventories, page 71

6.You disclose that during the third quarter of 2020 you identified an error in valuation of bulk SOP stockpile inventory at your Ogden facility when one of its stockpiles was largely depleted, which resulted in an estimated overstatement of inventories of $7.4 million. You evaluated the error and believe it is not material to any previous period and recorded this additional expense to product cost within the Plant Nutrition North America segment during 2020. Please address the following:

•Tell us the amount of the overstated inventories for each quarter;
•Tell us the quarter that you recorded the additional expense;
•How you concluded that the error was not material to any previous period; and
•How you concluded that you maintained effective internal control over financial reporting as of December 31, 2020.

Response: (a) The overstated inventory at our Ogden, Utah facility was due to an inaccurate capacity measurement for storage domes located at this facility. As the inventory of bulk sulfate of potash (“SOP”) stored in the domes increased, the amount of the error increased. Based on available information, we estimate the quarterly overstatement of inventory accumulated as of the end of each quarter as follows:

Q4 2018 - $0.8 million
Q1 2019 - $0.7 million
Q2 2019 - $0.7 million
Q3 2019 - $3.3 million
Q4 2019 - $5.9 million
Q1 2020 - $7.4 million
Q2 2020 - $7.4 million

Securities and Exchange Commission
Division of Corporation Finance

(b) We identified and expensed the $7.4 million overstatement in the third quarter of 2020, and disclosed this in our third quarter Form 10-Q, filed on November 5, 2020.

(c) We evaluated the estimated impact of the error to our Consolidated Balance Sheets as of December 31, 2019 and 2018 and our Consolidated Statements of Operations for the years ended December 31, 2019 and 2018 as follows (in millions, except per share data):

December 31, 2019	As Reported	Adjustment	As Adjusted	% Change
Inventories	$311.5	$(5.9)	$305.6	(1.9)%
Total assets	2,443.2	(5.9)	2,437.3	(0.2)%
Equity	529.6	(3.9)	525.7	(0.7)%
Operating earnings	163.6	(5.9)	157.7	(3.6)%
Net earnings	62.5	(3.9)	58.6	(6.2)%
Basic net earnings per common share	1.82	(0.11)	1.71	(6.0)%

December 31, 2018	As Reported	Adjustment	As Adjusted	% Change
Inventories	$266.6	$(0.8)	$265.8	(0.3)%
Total assets	2,367.9	(0.8)	2,367.1	—%
Equity	540.2	(0.6)	539.6	(0.1)%
Operating earnings	130.3	(0.8)	129.5	(0.6)%
Net earnings	68.8	(0.6)	68.2	(0.9)%
Basic net earnings per common share	2.02	(0.02)	2.00	(1.0)%

Further, we evaluated the trend in earnings and noted that an increase in our consolidated operating earnings and net earnings from 2018 to 2019 would have occurred even if the error had not been reflected in our results. We also looked at the performance of the Plant Nutrition North America segment (which is the segment that produces and sells SOP and is now known as the Plant Nutrition segment), noting that operating earnings for the year ended December 31, 2019 decreased from the 2018 operating earnings with and without the error. Further, we noted that total assets for the Plant Nutrition North America segment would have decreased from December 31, 2018 to December 31, 2019 even if the error had not been reflected in the inventory balance, therefore the error reflected within the reported results did not impact key trends. We also considered several other qualitative factors related to the error and noted that the error did not hide a failure to meet analysts' consensus expectations, affect compliance with regulatory requirements, affect compliance with loan covenants or other contractual requirements, increase management’s compensation, or conceal an unlawful transaction.

Securities and Exchange Commission
Division of Corporation Finance

After considering the circumstances surrounding the bulk SOP inventory measurement error and the impacts of this error on the prior period consolidated financial statements, we concluded that the error was unintentional and did not have a material impact on our Consolidated Balance Sheets as of December 31, 2019 and 2018, our Consolidated Statements of Operations for the years then ended, our Consolidated Statements of Operations for the year ended December 31, 2020, or any quarterly periods therein.

(d) During the third quarter of 2020, we identified a significant deficiency existed in our internal controls related to the bulk SOP inventory measurement and estimation of on-hand SOP inventory at our Ogden facility that led to the overstatement error.

The majority of inventory at our Ogden facility is stored in bulk piles in silos or domes. Given the nature of the inventory, there is inherent estimation required in the process for determining the amount or quantity of inventory on-hand. While we consistently perform routine inventory counts, the measurements were not sufficiently precise considering the significant amount of inventory maintained during 2020 and 2019. Our existing controls did not detect the overstatement due to a lack of precision within the actual inventory count process and management oversight of the count results, calculations of estimated inventory on-hand, and the resulting book-to-physical adjustments. The SOP inventory overstatement did not impact other types of inventory at our Ogden facility nor did it impact any other Company location. Further, we maintained appropriate compensating controls that were designed and performed at a level of precision that would prevent a material weakness.

In addition to correcting the error in the third quarter of 2020, we implemented changes to our bulk SOP inventory management process at our Ogden facility, which were designed to reduce risk, and implemented enhanced internal controls for this process with the precision necessary to prevent a significant error from occurring in future periods. These enhanced internal controls were implemented and tested, such that they were deemed to be operating effectively at December 31, 2020. As a result, we determined the significant deficiency was remediated as of December 31, 2020.
.

If you have any questions or further comments, please contact me at (913) 344-9200.

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Securities and Exchange Commission
Division of Corporation Finance

Sincerely,

/s/ James D. Standen
James D. Standen Chief Financial Officer and Principal Accounting Officer

cc: Kevin S. Crutchfield